

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 8, 2014

Via E-mail
Ms. Paula L. Rosson
Senior Vice President and Chief Accounting Officer
MarkWest Energy Partners, L.P.
1515 Arapahoe Street, Tower 1, Suite 1600
Denver, CO 80202-2137

Re: MarkWest Energy Partners, L.P.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 26, 2014
Response Letter dated August 19, 2014
File No. 001-31239

Dear Ms. Rosson:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements and Supplementary Data, page 104

Consolidated Statements of Operations, page 107

1.   We note from your response to prior comment 2 that over 90% of your revenue is services or product-related services revenue and that this revenue is recognized on a gross or net revenue basis. We would like to understand how you consider this gross and net distinction when you determine the appropriate presentation of your revenues and costs under Rules 5-03(b)(1) and (2) of Regulation S-X, as it appears that revenue recognized on a gross basis might be characterized as the sale of tangible products and revenue recognized on a net basis might be characterized as revenues from services. Accordingly, please describe for us the factors you consider in your gross versus net reporting and provide us an analysis of these factors as it relates to your presentation under Rule 5-03.

Also tell us the amount of revenue and related purchased product costs recorded on a gross basis and the amount of revenue recorded on a net basis, for the periods presented.

Note 3 - Variable Interest Entities, page 120

MarkWest Pioneer—Restatement, page 123

2.   We note your response to prior comment 3 regarding your error correction and internal controls. You state that the immaterial misstatement resulted from a deficiency in the operation of your key contract review control. You also state that the key internal control includes the evaluation and application of appropriate accounting treatment for all reconsideration events or new and modified contracts. Please describe in detail your evaluation of the severity of the key control deficiency. Refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934." Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiency and how that determination was made.

Note 24 - Segment Information, page 161

3.   In your response to prior comment 4 you express the view that your revenue sources have similar economic characteristics and that no further disclosure is required. However, data in the Properties and Operating Data sections of your current and 2011 annual reports appears to show dissimilarity between the 2011 and 2013 compound annual growth rates for natural gas and/or NGL throughput at your gas processing facilities, fractionation facilities, and natural gas gathering systems, which may constitute dissimilarity among the economic characteristics of your various services. Please (i) identify for us the disaggregated product and service revenue information that you have available to report if further disclosure is provided under FASB ASC 280-10-50-40 and (ii) provide us with your analysis of the economic characteristics of these products and services, as well as any additional information that you considered in formulating your view.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief